SWISHER HYGIENE INC.
c/o Akerman LLP
350 East Las Olas Boulevard
Suite 1600
Fort Lauderdale, FL 33301
December 30, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Swisher Hygiene Inc. — Form AW
Request for Withdrawal of Post-Effective Amendment No. 3
to Registration Statement on Form S-4
File No. 333-173224

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Swisher Hygiene Inc. (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 3 (the “Filing”) to the Company’s Registration Statement on Form S-4 (File No. 333-173224), which was filed with the Securities and Exchange Commission on December 30, 2015.

The Filing was inadvertently submitted under the form type header “S-4 POS” when it was filed on the EDGAR system. The Filing should have been submitted under the form type header “POS AM.” No securities have been sold pursuant to the Filing. The Company will re-file a Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-4 (File No. 333-173224) under the form type header “POS AM” as soon as practicable following acceptance of this request for withdrawal.

If you have any questions regarding this request for withdrawal, please contact Michael Francis of Akerman LLP, our outside counsel, at (305) 982-5581.

Sincerely,
/s/ Richard L. Handley
Richard L. Handley
Chairman of the Board

CC: Michael Francis, Akerman LLP